Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our interim financial statements for the three and six months ended June 30, 2010, our 2009 annual financial statements and our 2009 annual management’s discussion and analysis. We have organized this management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current business and financial outlook for 2010;

•	Related Party Transactions – a discussion of transactions with our principal shareholder and others;

•	Subsequent Events – a discussion of material events occurring after June 30, 2010 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other financial information and required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries. References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008.

This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2010 financial outlook;

•	Investments that we have made and plan to make;

•	Anticipated cost savings to be realized from our integration programs; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

This management’s discussion and analysis is dated as of July 28, 2010.

OVERVIEW

KEY HIGHLIGHTS

In the second quarter of 2010, we continued to build on the positive momentum with which our business started the year.

•	Consolidated net sales were positive and accelerated, led by strong performance in Legal and Markets;

•	We continued to invest in new products and platforms; and

•	We continued to execute on our integration and legacy savings programs.

Revenues - Although our $3.2 billion of revenues from ongoing businesses (1) were down 1% before currency (1) compared to the second quarter of 2009, this decrease was expected due to the subscription nature of our business and the impact of 2009 negative net sales.

Underlying operating profit (1) - Our underlying operating profit of $655 million declined 17% and the related margin decreased 380 basis points to 20.4% compared to the prior year period. This was also anticipated due to lower revenues, product mix and previously announced investments, and unfavorable currency movements.

New product launches - 2010 is also a year of significant investment and delivery for our company.

•	We have approximately 5,700 WestlawNext customers since the product’s launch in February 2010, and the feedback from these customers continues to be extremely positive.

•	In the second quarter of 2010, we launched:

š	Elektron, our next generation data distribution platform; and

š	Reuters Insider, an innovative and multimedia news service, which has already captured 40,000 subscribers from approximately 8,000 companies.

•	In the second half of this year, we plan to launch:

š	The Thomson Reuters Eikon desktop, which started an extenstive beta test involving thousands of users on schedule during the second quarter of 2010;

š	The ONESOURCE global tax workstation from our Tax & Accounting business, which is expected to provide a new approach to global tax compliance for multinational corporations; and

š	Advantage Suite 5.0, which is a comprehensive set of decision support tools from our Healthcare & Science business.

Integration programs - We continued to make good progress on our integration programs and we achieved run-rate savings of approximately $1.3 billion at June 30, 2010. We expect to achieve our aggregate run-rate savings target of $1.6 billion by the end of 2011.

Taken together, we believe that improving market trends, our focus on growth and efficiency, and our continued investment through the economic cycle, position us well for improved financial performance in the second half of 2010 and into 2011.

We recently reaffirmed our 2010 business outlook that we originally communicated in February and later confirmed in May. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

OUR BUSINESS AND STRATEGY

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through our 55,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling content and services electronically to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses.

We also report a Corporate & Other category that principally includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and expenses for our integration programs.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

INTEGRATION PROGRAMS

In 2008, we commenced integration programs related to the Reuters acquisition. Our initial efforts were directed at realizing cost synergies through headcount reductions, retiring legacy products in our Markets division, pursuing revenue synergies across Thomson Reuters and becoming one company in one year. In 2010, we have been focused on:

•	Retiring additional legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

The table below summarizes the run-rate savings we have achieved and the annual savings (including legacy efficiency programs) that we expect to achieve by completion of the programs in 2011, as well as the actual and projected costs to achieve these savings levels.

	Six months ended June 30,		Year ended December 31,
(millions of U.S. dollars)	2009 Actual	2010 Actual	2009 Actual	2010 Target	Total Program Target (by 2011)
Run-rate savings	925	1,275	1,075	1,400	1,600
One-time expenses	195	187	506	475	1,574	*

* Total costs exclude $68 million of Reuters transaction-related expenses incurred in 2008.

As of June 30, 2010, we have achieved run-rate savings of $1.275 billion, reflecting an increase of $75 million since March 31, 2010 and $200 million since year end 2009. Communications, content and data center consolidation within the Markets division and the leveraging of our global footprint by the Professional division contributed to the incremental run-rate savings in 2010. Our current 2011 aggregate savings target of $1.6 billion compares to an original target of $1 billion when we announced the Reuters acquisition in May 2007 and a $1.2 billion target when we closed the acquisition in April 2008. We have identified more savings opportunities than originally anticipated by leveraging our global infrastructure and realizing data center efficiencies.

In the fourth quarter of 2009, we raised our estimate of total one-time expenses by $275 million to $1.6 billion in order to achieve our current run-rate savings target. While our year-to-date integration expenses of $187 million have trended below our full year estimate of $475 million, we believe it is too early to adjust our 2010 and 2011 integration expense targets. However, a small portion of the estimated full-year 2010 expense could shift into 2011. Costs associated with these efforts primarily include severance and consulting expenses as well as costs associated with certain technology initiatives and branding. Because these are corporate initiatives, integration expenses are reported within Corporate & Other.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Operating profit from ongoing businesses;

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Underlying free cash flow.

We have historically reported on non-IFRS financial results as we believe their use provides more insight into our performance. Please see Appendix A for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. See the sections entitled “Results of Operations” and “Liquidity and Capital Resources” for reconciliations of these non-IFRS measures to the most directly comparable IFRS measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Below, we discuss our results from continuing operations as presented in our income statement. Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations. In order to compare the performance of our ongoing businesses, we remove the results of businesses that could not be classified as discontinued operations. Therefore, our results from ongoing businesses exclude both discontinued operations and other businesses sold or held for sale. In analyzing our revenues, we measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis. We separately identify the effect of foreign currency on our reported revenues.

CONSOLIDATED RESULTS

The following table provides a summary of our results for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2010	2009	2010	2009
IFRS Financial Measures
Revenues	3,216	3,293	6,356	6,424
Operating profit	435	475	756	851
Diluted earnings per share	$0.35	$0.38	$0.50	$0.60

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,216	3,275	6,355	6,394
Underlying operating profit	655	792	1,210	1,382
Underlying operating profit margin	20.4%	24.2%	19.0%	21.6%
Adjusted earnings from continuing operations	395	484	699	819
Adjusted earnings per share from continuing operations	$0.47	$0.58	$0.84	$0.98

Foreign currency effects. With respect to the average foreign exchange rates we use to report our results, the U.S. dollar strengthened in the second quarter of 2010 against other major currencies, such as the Euro, and to a lesser extent, the British pound sterling (GBP), compared to the prior year period. Reflecting our currency mix of revenues and expenses, this fluctuation had a negative impact on the amount of our revenues and underlying operating profit margin in U.S. dollars in the second quarter of 2010. Our Euro-based revenues exceeded our Euro-based expenses and our GBP-based expenses exceeded our GBP-based revenues. As a result, in the current environment with a weak Euro and relatively stable GBP, both our revenues and underlying operating profit were adversely impacted. This was most significant in our Markets division.

Revenues. The following tables provide information about our revenues:

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	3,216	3,275	(2%)	1%	(1%)	(2%)
Revenues from disposals	-	18	n/m	n/m	n/m	n/m
Revenues	3,216	3,293	n/m	n/m	n/m	(2%)

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	6,355	6,394	(3%)	1%	1%	(1%)
Revenues from disposals	1	30	n/m	n/m	n/m	n/m
Revenues	6,356	6,424	n/m	n/m	n/m	(1%)

n/m = not meaningful.

Total revenues and revenues from ongoing businesses decreased 2% for the three months ended June 30, 2010 and 1% for the six months ended June 30, 2010, compared to the prior year periods. Revenues from ongoing businesses decreased 1% and 2%, on a constant currency basis, for the three and six months ended June 30, 2010, respectively, compared to the prior year periods.

For the three and six months ended June 30, 2010, revenue increases were led by the Enterprise business in the Markets division, Legal’s subscription-based offerings and Tax & Accounting. However, these increases were offset by lower print revenues and a decline in revenues from the Sales & Trading and Investment & Advisory businesses of the Markets division due to the impact of 2009 negative net sales (gross sales minus cancellations). Healthcare & Science, our smallest segment in the Professional division, also delivered revenue increases in both periods.

Given the subscription nature of our business, the impact from net sales on our reported revenues tends to lag the economic cycle. Because of the lag effect, our revenues have been slower to return to growth in 2010 compared to other businesses that are not subscription-based. However, we continue to see improving trends in net sales since the second quarter of 2009, which we believe was the bottom of the cycle for us in terms of sales activity. On a consolidated basis, net sales were positive in the second quarter of 2010, the third consecutive quarter of positive sales. This improving sales performance has begun to show itself through improving revenue trends as shown in the following chart:

Revenue Growth Rate
(revenues from ongoing businesses)
(% change before currency)

Although we have reported revenue decreases since the third quarter of 2009, the trend has been improving through the first half of 2010 on a sequential quarterly basis. Based on these trends, we now expect to report revenue growth (before currency) in the third quarter of 2010.

Operating profit. The following table provides information about our operating profit, including a reconciliation to underlying operating profit:

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Operating profit	435	475	(8%)	756	851	(11%)
Adjustments:
Amortization of other intangible assets	132	124		261	243
Integration programs expenses	90	107		187	195
Fair value adjustments	(36)	87		(27)	88
Other operating losses, net	34	-		33	-
Disposals	-	(1)		-	5
Underlying operating profit	655	792	(17%)	1,210	1,382	(12%)
Underlying operating profit margin	20.4%	24.2%		19.0%	21.6%

Compared to the prior year periods, operating profit decreased $40 million, or 8%, in the three months ended June 30, 2010 and $95 million, or 11%, in the six months ended June 30, 2010. These decreases were primarily attributable to lower revenues from existing businesses, unfavorable revenue mix and investments in new product launches. These factors more than offset the benefits realized from integration programs, efficiency initiatives and tight cost controls. The current year periods also reflected higher amortization of other intangibles, lower integration expenses, favorable fair value adjustments and a charge in connection with a vendor dispute.

Compared to the prior year periods, underlying operating profit decreased $137 million, or 17%, in the three months ended June 30, 2010 and $172 million, or 12%, in the six months ended June 30, 2010. The corresponding profit margins decreased 380 basis points to 20.4% for the three months ended June 30, 2010 and 260 basis points to 19.0% for the six months ended June 30, 2010. As with operating profit, these declines reflected lower revenues from existing businesses, unfavorable revenue mix and investments in new product launches, which more than offset the benefits realized from integration programs, efficiency initiatives and tight cost controls. Foreign currency negatively impacted underlying operating profit margin by 120 basis points for the three months ended June 30, 2010 and by less than 50 basis points for the six month period.

Operating expenses. The following table provides information about our operating expenses:

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Operating expenses	2,377	2,452	(3%)	4,789	4,819	(1%)
Remove:
Fair value adjustments	36	(87)		27	(88)
Operating expenses, excluding fair value adjustments	2,413	2,365	2%	4,816	4,731	2%

Fair value adjustments primarily represent the impact from embedded derivatives which fluctuate with foreign exchange rate movements. Because fair value adjustments tend to distort the trends of our operating expenses, we have presented our operating expenses excluding these amounts. Operating expenses excluding fair value adjustments increased 2% for the three and six months ended June 30, 2010 compared to the prior year periods, partly reflecting unfavorable foreign currency. Integration-related savings, tight cost controls and lower costs associated with the decrease in recoveries revenues in our Markets division have enabled total expenses to remain relatively unchanged as we invest in growth initiatives. Staff costs, which include salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation, represented approximately 52% of our expenses in the periods presented.

Depreciation. Depreciation was $105 million and $243 million for the three and six months ended June 30, 2010, respectively. Depreciation for the three-month period decreased $8 million, or 7%, compared to the prior year period while the six-month period was comparable to the prior year period. Excluding the effects of foreign currency, depreciation expense decreased in both periods as the completion of depreciation for certain assets more than offset increases from capital expenditures. The six-month period also reflected an unfavorable impact from foreign currency.

Amortization of computer software. Amortization of computer software was $133 million and $274 million for the three and six months ended June 30, 2010, respectively. These amounts were slightly higher than the expense in the respective prior year periods. Increases in amortization from our Professional division were partially offset by decreases in amortization from our Markets division. Higher amortization in the Professional division was attributable to the recent launch of WestlawNext, investments in growth initiatives and assets of newly-acquired businesses in our Tax & Accounting segment. Lower amortization from Markets reflected a lessening impact from assets acquired in the Reuters acquisition.

Amortization of other intangible assets. Amortization of other identifiable intangible assets was $132 million and $261 million for the three and six months ended June 30, 2010. Compared to the prior year periods, the three-month period increased $8 million, or 6%, and the six-month period increased $18 million, or 7%. These increases were due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating losses, net. Other operating losses, net, were $34 million and $33 million for the three and six months ended June 30, 2010, respectively. These amounts were principally comprised of a settlement in connection with a vendor dispute.

Net interest expense. Net interest expense was $95 million and $188 million for the three and six months ended June 30, 2010, respectively. Compared to the prior year periods, the three-month period decreased $9 million, or 9%, and the six-month period decreased $12 million, or 6%. These decreases reflected lower average total debt (after swaps) and the benefit of lower interest rates from our recent debt redemptions and our floating rate debt (after swaps). The second quarter of 2009 also included interest on $610 million of debt which was issued in March 2009, the net proceeds of which were used to repay other debt securities in June, August and December 2009.

Other finance income (costs). Other finance income was $39 million and other finance costs were $24 million for the three and six months ended June 30, 2010, respectively. The six month period included a loss of $62 million incurred in connection with our early redemption of debt securities, principally representing premiums paid for early extinguishment and non-cash write-offs of transaction costs and discounts included in the carrying value of debt. See the section entitled “Financial Position” for additional information. Other finance costs were $34 million and $57 million for the three and six months ended June 30, 2009, respectively.

In all periods, other finance income (costs) also included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements as well as gains or losses related to freestanding derivatives and ineffectiveness on certain hedging derivative instruments.

Tax expense. Tax expense for the three and six months ended June 30, 2010 and 2009 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts our interim period effective tax rate.

Net earnings and earnings per share. Net earnings were $297 million for the three months ended June 30, 2010 compared to $325 million in the prior year period. Diluted earnings per share were $0.35 for the three months ended June 30, 2010 compared to $0.38 in the prior year period. Net earnings and the related diluted per share amount decreased principally due to lower operating profit from our Professional and Markets divisions and higher tax expense. These decreases more than offset favorable fair value adjustments and other finance income.

Net earnings were $431 million for the six months ended June 30, 2010 compared to $518 million in the prior year period. Diluted earnings per share were $0.50 for the six months ended June 30, 2010 compared to $0.60 in the prior year period. Net earnings and the related diluted per share amount decreased principally due to lower operating profit from our Professional and Markets divisions and higher tax expense. These decreases more than offset favorable fair value adjustments.

Adjusted earnings and adjusted earnings per share from continuing operations. The following table presents our adjusted earnings calculation:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2010	2009	2010	2009
Earnings attributable to common shareholders	290	315	417	505
Adjustments:
Disposals	-	(1)	-	5
Fair value adjustments	(36)	87	(27)	88
Other operating losses, net	34	-	33	-
Other finance (income) costs	(39)	34	24	57
Share of post-tax earnings in equity method investees	(3)	-	(3)	(1)
Tax on above items	4	(31)	-	(36)
Interim period effective tax rate normalization	7	(42)	(11)	(35)
Amortization of other intangible assets	132	124	261	243
Discontinued operations	6	(2)	6	(6)
Dividends declared on preference shares	-	-	(1)	(1)
Adjusted earnings from continuing operations	395	484	699	819
Adjusted earnings per share from continuing operations	$0.47	$0.58	$0.84	$0.98

Our adjusted earnings and adjusted earnings per share decreased in both the three and six months ended June 30, 2010 compared to the prior year periods primarily due to lower underlying operating profit.

SEGMENT RESULTS

A discussion of the operating results of each of our segments follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses and (iii) asset impairment charges. We use this measure for our segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

Professional division

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	1,393	1,369	-	2%	-	2%
Revenues from disposals	-	18	n/m	n/m	n/m	n/m
Revenues	1,393	1,387	n/m	n/m	n/m	-

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	2,688	2,635	(1%)	2%	1%	2%
Revenues from disposals	1	30	n/m	n/m	n/m	n/m
Revenues	2,689	2,665	n/m	n/m	n/m	1%

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Operating profit from ongoing businesses	386	429	(10%)	675	742	(9%)
Operating profit (loss) from disposals	-	1		-	(5)
Operating profit	386	430	(10%)	675	737	(8%)

Operating profit margin for ongoing businesses	27.7%	31.3%		25.1%	28.2%
Operating profit margin	27.7%	31.0%		25.1%	27.7%

n/m = not meaningful.

Compared to the prior year periods, revenues for our Professional division were comparable for the three months ended June 30, 2010 and increased 1% for the six months ended June 30, 2010. These results include our PDR (Physicians’ Desk Reference) and Liquent businesses that were sold in 2009 and PLM (a provider of drug information in Latin America), which we sold in March 2010. We report these businesses as disposals as they do not qualify to be reported as discontinued operations. The following discussion regarding our performance is related to our ongoing businesses.

Revenues from ongoing businesses increased 2% and 1%, on a constant currency basis, for the three and six months ended June 30, 2010, respectively, compared to the prior year periods.  Revenue performance reflected similar dynamics to recent quarterly periods, but continued to demonstrate improving trends. Revenue increases were led by Tax & Accounting, Legal’s subscription-based offerings, and Healthcare & Science, which increased a combined 5% for both the three and six-month periods and represented approximately 75% of total Professional division revenues (including the benefit of acquired businesses, principally Sabrix, Abacus and Discovery Logic). These increases were partially offset by decreases in Legal’s print revenues and non-subscription businesses, which decreased 9% and 5%, respectively. Although revenues from print and non-subscription offerings continued to be lower than the prior year period, print attrition has slowed and is nearing historical levels and there continue to be selected areas of revenue growth within our non-subscription businesses, though ancillary revenues continued to decrease.

Operating profit from ongoing businesses decreased 10% and 9% for the three and six months ended June 30, 2010, respectively, compared to the prior year. The corresponding profit margins decreased 360 basis points to 27.7% for the three months ended June 30, 2010 and decreased 310 basis points to 25.1% for the six months ended June 30, 2010. These decreases reflected low revenue growth, an unfavorable revenue mix and continued investment, including dilution from acquisitions which generally have lower initial margins. These factors more than offset the benefits of efficiency initiatives. Foreign currency had a negligible impact on operating profit margin for both the three and six months ended June 30, 2010.

As described in the Professional division’s “2010 Outlook” contained in our 2009 annual management’s discussion and analysis, we expect the Professional division’s operating profit margin will decline in 2010 compared to 2009 reflecting our changing product mix and continued investment. As expected, lower 2009 net sales in the Legal segment have affected the Professional division’s performance in 2010. We believe this impact will be less pronounced in the second half of 2010.

We expect the Professional division’s revenue growth rate to accelerate in the second half of the year, which we believe will lead to improved operating profit margin performance. These expectations are supported by higher sales across the Professional division. In particular, Legal’s gross sales increased double-digits in the second quarter of 2010, compared to the prior year period. We believe the first half of 2010 represented the bottom of the cycle for our Legal print business as the print attrition rate neared normalized levels in the second quarter of 2010, a sign of stabilization. Print revenues in the first half of 2009 also had some benefit from favorable timing. Based on these trends, we now expect Legal’s print revenues to be flat to slightly higher in the second half of 2010 versus the prior year.

Legal

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	936	934	(1%)	1%	-	-
Segment operating profit	306	341				(10%)
Segment operating profit margin	32.7%	36.5%

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	1,761	1,766	(2%)	1%	1%	-
Segment operating profit	516	582				(11%)
Segment operating profit margin	29.3%	33.0%

For the three months ended June 30, 2010, revenues were comparable to the prior year period on a constant currency basis. For the six months ended June 30, 2010, revenues decreased 1% on a constant currency basis. Given the subscription nature of our business, the impact from lower, but still positive, net sales in 2009 on our reported revenues tends to lag the economic cycle. This dynamic impacted the Legal segment’s revenue growth rate in both the three and six months ended June 30, 2010. However, given our continued strong sales momentum in 2010, we expect that Legal will report revenue growth (excluding foreign currency) for the balance of the year.

For the three months ended June 30, 2010, revenues from subscription offerings, which include Westlaw, Westlaw Business and FindLaw, increased 5%. Subscription growth was led by FindLaw, which increased 17% due to continued demand for client development solutions, including contributions from Super Lawyers, which we acquired in February 2010. Revenues from international businesses increased 2%. Increases from subscription offerings were offset by lower print and non-subscription revenues, which decreased 9% and 5%, respectively. However, the print attrition rate has significantly improved from the prior year. Improvement within our non-subscription businesses was more broad-based as revenues increased from both our Elite (enterprise software) and trademark search businesses. However, we continued to experience double-digit declines in Westlaw ancillary revenues as customers continue to monitor spending above their base subscription contracts. The decline in print also reflected that the first half of 2009 benefited from some favorable timing. For the six months ended June 30, 2010, Legal’s print and non-subscription revenues decreased 12% and 6%, respectively, reflecting similar revenue dynamics.

From a customer segment perspective for the three months ended June 30, 2010, revenues from large law firms declined 4%, while revenues from small law firms/solo practitioners were unchanged. Revenues from corporate and government customers increased 2% and decreased 4%, respectively.

Segment operating profit and the related margin decreased in both the three and six months ended June 30, 2010 compared to the prior year periods reflecting lower revenues, particularly from higher-margin print and non-subscription products, and continued investment which more than offset the benefits of efficiency initiatives. Product mix negatively impacted operating profit margin by approximately 200 basis points in both the three and six-month periods.

Tax & Accounting

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	243	225	3%	5%	-	8%
Segment operating profit	32	36				(11%)
Segment operating profit margin	13.2%	16.0%

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	505	470	2%	5%	-	7%
Segment operating profit	67	77				(13%)
Segment operating profit margin	13.3%	16.4%

Revenues increased 8% and 7%, on a constant currency basis, for the three and six months ended June 30, 2010, respectively, compared to the prior year periods. Contributions by acquired businesses were primarily from Sabrix and Abacus, which we acquired in the fourth quarter of 2009 and form part of our Workflow & Service Solutions (WSS) business unit.

WSS, which represented two-thirds of segment revenues, increased 12% and 11% in the three and six-month periods, respectively, from continued demand for our Income Tax products, Global Tax solutions and contributions from acquired businesses.

Business Compliance & Knowledge Solutions (BCKS) revenues were comparable to the prior year in the three-month period. An 8% increase in revenues from Checkpoint was offset by decreases in the remaining parts of BCKS, including print, which comprised approximately 10% of segment revenues, and declined 5%. For the six-month period, revenues decreased 1%, affected by similar revenue dynamics.

Segment operating profit and the related margin decreased in both the three and six months ended June 30, 2010 compared to the prior year periods primarily due to dilution from acquisitions which generally have lower initial margins as well as amortization associated with product investment. The operating profit margin for the six months ended June 30, 2010 is not indicative of what is expected for the full-year.

We expect that Tax & Accounting’s revenue growth rate will improve as the year progresses.

Healthcare & Science

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	214	210	-	3%	(1%)	2%
Revenues from disposals	-	18	n/m	n/m	n/m	n/m
Revenues	214	228	n/m	n/m	n/m	(6%)

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	422	399	3%	3%	-	6%
Revenues from disposals	1	30	n/m	n/m	n/m	n/m
Revenues	423	429	n/m	n/m	n/m	(1%)

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Segment operating profit from ongoing businesses	48	52	(8%)	92	83	11%
Segment operating profit (loss) from disposals	-	1		-	(5)
Segment operating profit	48	53	(9%)	92	78	18%

Segment operating profit margin for ongoing businesses	22.4%	24.8%		21.8%	20.8%
Segment operating profit margin	22.4%	23.2%		21.7%	18.2%
n/m = not meaningful.

Revenues from ongoing businesses increased 3% and 6%, on a constant currency basis, for the three and six months ended June 30, 2010, respectively, compared to the prior year led by our Scientific & Scholarly Research (SSR) and Payer businesses. SSR revenues increased 10% and 11% in the three and six-month periods, respectively, driven by demand for our core information offering ISI Web of Science / Web of Knowledge and contributions from Discovery Logic, which we acquired on December 31, 2009. Payer revenues increased 6% and 8% in the three and six-month periods, respectively, reflecting continued strong demand for our healthcare spending and analytics solutions. The Health Plan customer segment in particular led revenue growth within the Payer group. For the three-month period, these revenue increases were partially offset by a 6% decline in our Provider businesses resulting from timing and lower sales.

Segment operating profit from ongoing businesses and the related margin both decreased in the three months ended June 30, 2010 compared to the prior year period. These decreases were primarily attributed to timing and a challenging prior year comparison. Small timing shifts between quarters can result in large percent changes in growth rates and margins given the relatively smaller revenue base of this segment. Segment operating profit from ongoing businesses and the related margin remained higher for the six months ended June 30, 2010 compared to the prior year due to increased revenues, principally from our first quarter 2010 performance.

We expect that Healthcare & Science’s revenue growth rate will accelerate in the second half of the year.

Markets division

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues
Sales & Trading (1)	869	925	(5%)	-	(1%)	(6%)
Investment & Advisory (1)	551	587	(7%)	1%	-	(6%)
Enterprise (1)	326	314	6%	-	(2%)	4%
Media (1)	79	82	(4%)	1%	(1%)	(4%)
Markets division total	1,825	1,908	(4%)	1%	(1%)	(4%)

Segment operating profit	319	424				(25%)
Segment operating profit margin	17.5%	22.2%

(1)	Results for 2009 have been restated to reflect the 2010 presentation.

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues
Sales & Trading (1)	1,760	1,838	(6%)	-	2%	(4%)
Investment & Advisory (1)	1,111	1,153	(6%)	1%	1%	(4%)
Enterprise (1)	641	608	4%	1%	-	5%
Media (1)	159	163	(5%)	1%	2%	(2%)
Markets division total	3,671	3,762	(5%)	1%	2%	(2%)

Segment operating profit	642	761				(16%)
Segment operating profit margin	17.5%	20.2%

(1)	Results for 2009 have been restated to reflect the 2010 presentation.

Revenues decreased 3% and 4%, on a constant currency basis, for the three and six months ended June 30, 2010, respectively, compared to the prior year periods. These decreases were primarily due to the impact on subscription revenues from negative net sales in 2009 as well as one-time revenues benefitting the prior year periods. Migrating customers to new products while retiring legacy offerings has also led to lower revenues in the near-term, but we expect these steps will improve the Markets division’s performance in the long-term. Subscription revenues decreased 4% in both the three and six-month periods as a result of the prior year negative net sales. However, the improvement in the sales trend continued as gross sales (sales before cancellations) were at their highest level since the third quarter of 2008, an indication of improving operating conditions for our Markets customers. Net sales were also at their highest level in nearly two years and would have been positive in the quarter if it were not for a 2009 bank merger that took effect in April 2010. Recoveries revenues (low-margin revenues that we collect and pass-through to a third party provider, such as stock exchange fees) declined 7% and 9% in the three and six-month periods, respectively, due to cost control among users and certain exchanges moving toward direct billing of their customers. Transaction revenues increased 4% in the three-month period reflecting strong foreign exchange volumes as a result of the recent Eurozone credit concerns. As a result of this performance, transaction revenue growth was a positive 1% for the six-month period. Outright revenues, which represent a small share of Markets revenues, increased 15% and 2% in the three and six-month periods, respectively. Outright revenues increases in the three-month period were led by our Risk Management business.

By geography, revenues for the three months ended June 30, 2010 from Asia decreased 1%, while revenues from Europe, Middle East and Africa (EMEA) and the Americas declined 3% and 4%, respectively.

Further analysis of the Markets division’s revenues on a constant currency basis is as follows:

•
Sales & Trading revenues decreased 5% in the three months ended June 30, 2010 compared to the prior year period due to a 9% decline in recoveries revenues and a 5% decline in subscription revenues primarily from the Exchange Traded Instruments and Fixed Income sectors, where revenues have been impacted by strategic decisions to retire certain low-margin legacy products. Revenues from Commodities & Energy increased 3%. Tradeweb revenues increased 4% due to higher trading volumes in U.S. federal government treasuries. Revenues from the Treasury sector decreased 1% due to fewer desktops from weak prior year sales more than offsetting a significant increase in foreign exchange (FX) volumes. The higher FX volumes led to a 6% increase in overall transaction revenues for Sales & Trading. For the six months ended June 30, 2010, revenues decreased 6% compared to the prior year period, similarly reflecting the effects of lower recoveries and subscription revenues.

•
Investment & Advisory revenues decreased 6% in the three months ended June 30, 2010 compared to the prior year period. Corporates revenues increased 9% due to contributions from Hugin, a provider of regulatory and news distribution services, which we acquired in 2009. The remainder of the business continued to be adversely impacted by weak prior year sales. Investment Management revenues decreased 10% due to cost cutting by our buy-side customers in 2009. Wealth Management revenues decreased 7% due to one-time revenues benefitting the prior year period and fewer desktops resulting from retiring legacy products, including ReutersPlus and ILX. However, momentum in Investment & Advisory continued to improve with positive net sales in the month of June 2010. For the six months ended June 30, 2010, revenues decreased 5%, similarly reflecting the effects from 2009 negative net sales, cost cutting by our customers and retiring legacy products.

•
Enterprise revenues increased 6% in the three months ended June 30, 2010 compared to the prior year period. Enterprise Information increased 9% driven by strong performance in both real-time and historic datafeeds. Risk Management increased 6% driven by outright software sales. Platform (formerly referred to as Information Management Systems) increased 6% driven by higher recurring revenues. Revenues from Omgeo, our trade processing business, were comparable to the prior year period. For the six months ended June 30, 2010, revenues increased 5%, led by Enterprise Information, Platform and Risk Management and reflected increases in recurring revenues.

•
Media revenues decreased 3% in the three months ended June 30, 2010 compared to the prior year period, driven by weakness in the agency business which continues to be adversely affected by tight customer budgets. However, net sales in the period turned positive, reflecting a new customer contract with CNN. Revenues from the smaller advertising-based consumer business increased 19%. Several new mobile applications, including NewsPro for the iPad were successfully launched. For the six months ended June 30, 2010, revenues decreased 4%, reflecting similar factors as the three-month period, which more than offset a 1% contribution from acquired businesses.

The decreases in segment operating profit and the related margin for the three and six months ended June 30, 2010 were due to lower revenues and unfavorable foreign currency. As mentioned in our second quarter 2009 report, we believe that segment operating profit margin reached the business cycle peak in that period. Foreign currency had an unfavorable impact on segment operating profit margin of approximately 200 basis points and 50 basis points for the three and six months ended June 30, 2010, respectively.

We believe that an analysis of revenue by type by sequential quarter is a useful way to identify current trends in the Markets business, as it removes the lag effect on our reported revenues due to our predominantly subscription-based business model. The following chart represents our Markets division revenue by type for the last six sequential quarters:

Sequential Quarterly Revenue Trends (1) (2)
(% change before currency)

(1)
Excludes outright revenues, which represented 3% of Markets total revenues in 2009, and can have a more seasonal pattern than other revenue types and are therefore better analyzed by comparison to the prior year comparable period.

(2)	For purposes of this analysis, recurring includes subscription revenues only.

The chart illustrates that:

•	Continued improvement in trends as Markets revenues increased on a sequential basis from the first to the second quarter of 2010;

•
Subscription revenues, the largest portion of Markets revenue base, increased 0.2% from the first to the second quarter of 2010, a favorable trend, considering that the first quarter had the benefit of a price increase of approximately 1.5%;

•	Recoveries, which are low-margin revenues, decreased slightly from the first to the second quarter;

•
Transaction revenues increased 6% from the first to the second quarter of 2010, benefitting from the strong FX volumes referred to earlier. Transaction revenues were the first to decline during the economic downturn and were the first to increase with the economic recovery, illustrating that there is no lag effect between economic activity and revenue recognition for this revenue stream; and

•	As noted in our first quarter 2010 report, the most significant revenue declines were experienced in the third quarter of 2009, following our lowest quarter of net sales during the economic downturn.

Corporate & Other

The following table details our Corporate & Other expenses for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Core corporate expenses	50	61	107	121
Integration programs expenses	90	107	187	195
Fair value adjustments	(36)	87	(27)	88
Total	104	255	267	404

Compared to the prior year periods, Corporate & Other expenses decreased $151 million for the three months ended June 30, 2010 and $137 million for the six months ended June 30, 2010 reflecting the following:

•	Lower core corporate expenses due to tight cost controls;

•	Lower integration expenses for efforts directed at technology and product rationalization; and

•
Favorable fair value adjustments primarily reflecting changes in foreign currency exchange rates between the U.S. dollar and Euro; the U.S. dollar and British pound sterling; the U.S. dollar and other currencies; and the Euro and other currencies. These adjustments are non-cash and were principally associated with foreign currency embedded derivatives in customer and vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2010, we had a strong liquidity position with approximately $500 million of cash on hand, access to a committed, but unused $2.5 billion syndicated credit facility, and the ability to access global capital markets, as evidenced by our March 2010 issuance of $500 million principal amount of 30-year notes. We expect to continue to generate significant free cash flow in 2010 attributable to our strong business model and diversified customer base. We believe that cash on hand, cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases.

FINANCIAL POSITION

Our total assets were $33.3 billion at June 30, 2010 compared to $34.6 billion at December 31, 2009. Lower cash balances, unfavorable foreign currency and the effects of depreciation and amortization more than offset additions from newly acquired businesses and capital expenditures.

Net Debt

The following table presents information related to our net debt as of the dates indicated:

	As at
(millions of U.S. dollars)	June 30, 2010	December 31, 2009
Current indebtedness	648	782
Long-term indebtedness	6,573	6,821
Total debt	7,221	7,603
Swaps	56	(137)
Total debt after swaps	7,277	7,466
Remove fair value adjustments for hedges	(65)	(26)
Remove transaction costs and discounts included in the carrying value of debt	60	54
Less: cash and cash equivalents	(508)	(1,111)
Net debt	6,764	6,383

In March and April 2010, we repurchased our $700 million principal amount of outstanding 6.20% notes due January 2012. The repurchase of all the notes was funded by the net proceeds from our March 2010 issuance of $500 million principal amount of 5.85% notes due 2040 and from available cash resources.

Total Equity

The following table shows the changes in our total equity:

(millions of U.S. dollars)
Balance at December 31, 2009	19,335
Net earnings	431
Share issuances	67
Effect of share-based compensation plans on contributed surplus	32
Dividends declared on common shares	(483)
Dividends declared on preference shares	(1)
Unrecognized net loss on cash flow hedges	(48)
Change in foreign currency translation adjustment	(630)
Actuarial losses on defined benefit pension plans, net of tax	(273)
Distributions to non-controlling interests	(17)
Balance at June 30, 2010	18,413

Additional Liquidity Information

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. As a result of our redemption of notes and related new issuance of notes completed earlier this year, we extended the average maturity for our long-term debt to approximately eight years, and maintained a low average interest rate (after swaps) on our long-term debt of under 6%.

At June 30, 2010, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating expenses.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Guarantees

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit facility agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at June 30, 2010.

FOREIGN EXCHANGE RISK MANAGEMENT

Our operations are diverse and global in nature and therefore expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar, in particular to the British pound sterling and the Euro.

In 2010, we implemented a program to mitigate our foreign exchange exposure by entering into a series of foreign exchange contracts to purchase or sell certain currencies in the future at fixed amounts. These instruments have not been designated as hedges for accounting purposes. As such, we recorded gains of $26 million and $28 million, reflecting the change in the fair value of these contracts, within “Other finance (income) costs” in our income statement for the three and six months ended June 30, 2010, respectively. The cumulative notional amounts of contracts outstanding at June 30, 2010 were $390 million to sell Euros, $274 million to buy British pounds sterling and $108 million to sell Japanese yen. These arrangements settle at various dates over the next 12 months and had a net fair value of $26 million at June 30, 2010, which was included within “Other financial assets–current” and “Other financial liabilities-current” in our statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. See note 20 of our 2009 annual financial statements for additional information.

CREDIT RATINGS

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of June 30, 2010:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

There have been no changes in our credit ratings from Moody’s, Standard & Poor’s, DBRS Limited and Fitch in 2010 and we are not aware of any changes being contemplated by these rating agencies.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, borrowings under our revolving credit facility and our commercial paper program, as well as the issuance of public debt. At June 30, 2010, we had no borrowings outstanding on our $2.5 billion revolving credit facility, nor did we have any commercial paper outstanding. Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, we have occasionally used cash to repurchase outstanding shares in open market transactions, though we have not repurchased any shares since 2008.

Operating activities. For the three months ended June 30, 2010, cash provided by operating activities was $888 million compared to approximately $1.0 billion for the prior year period. For the six months ended June 30, 2010, cash provided by operating activities was approximately $1.1 billion compared to approximately $1.3 billion for the prior year period. These decreases primarily reflected lower operating profit and higher tax payments.

Investing activities. For the three months ended June 30, 2010, cash used by investing activities was $655 million compared to $290 million for the prior year period. For the six months ended June 30, 2010, cash used by investing activities was $919 million compared to $487 million for the prior year period. The increased use of cash in both periods was principally due to higher spending on acquisitions. Acquisitions included Point Carbon, a provider of commodity and energy information within our Markets division; Complinet, a provider of global compliance information solutions; and Revistas do Tribunais, a Brazilian legal publisher, both within our Legal segment. These transactions reflect our continued focus to broaden our product and service offerings and to execute our globalization strategy. Although capital expenditures were lower in the three months ended June 30, 2010 compared to the prior year period, this was principally due to favorable timing of spending in the Professional division, which we expect to reverse in the second half of the year. Capital expenditures for the six months ended June 30, 2010 were comparable to the prior year period, as lower spending in the Professional division offset higher capital expenditures in our Markets division primarily for the development of Eikon, our next generation product delivery common platform, and investment in infrastructure technologies.

Financing activities. For the three months ended June 30, 2010, cash used by financing activities was $541 million compared to cash used of $416 million for the prior year period. The increased outflow in the current year period was due to higher debt repayments. For the six months ended June 30, 2010, cash used by financing activities was $759 million compared to cash used of $51 million for the prior year period. The increased outflow in the current year period reflected an early debt redemption. Additionally, the prior year period reflected proceeds from newly issued debt which was held to repay other debt securities later in the year.

Our financing activity included:

•
Proceeds from our March 2010 issuance of $500 million principal amount of 5.85% notes due 2040. In June 2010, we also borrowed and repaid $147 million under our revolving credit facility. See the section below entitled “Credit facility” for additional information. The prior year reflected proceeds from our March 2009 issuance of C$750 million (approximately $610 million) principal amount of 6.0% notes due in March 2016; and

•
Repayments of debt in 2010 from our repurchase of $700 million principal amount of outstanding 6.20% notes due January 2012. We repurchased $432 million principal amount of these notes in March 2010 through a tender offer, prior to our make-whole redemption for the remaining $268 million principal amount of outstanding notes completed in April 2010. The prior year reflected repayment of our C$250 million principal amount of notes that matured in June 2009 for $184 million (after swaps).

The following table sets forth dividend-related activity for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Dividends declared	242	230	483	462
Dividends reinvested	(10)	(4)	(20)	(8)
Dividends paid	232	226	463	454

In February 2010, our board of directors approved a $0.04 per share increase in the annualized dividend to $1.16 per common share.

Free cash flow and Underlying free cash flow. The following table sets forth calculations of our free cash flow and underlying free cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Net cash provided by operating activities	888	1,006	1,097	1,257
Capital expenditures, less proceeds from disposals	(248)	(268)	(462)	(466)
Other investing activities	4	-	3	(1)
Dividends paid on preference shares	-	-	(1)	(1)
Free cash flow	644	738	637	789
Integration programs costs (1)	107	108	221	199
Underlying free cash flow	751	846	858	988

(1)	Free cash flow was affected by one-time cash costs associated with our integration programs. We remove these costs to derive our underlying free cash flow.

Underlying free cash flow of $751 million and $858 million for the three and six months ended June 30, 2010, respectively, were both lower than the comparable prior year periods. These decreases primarily reflected the effects of lower operating profit and higher tax payments.

Credit facility. We have a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. As of June 30, 2010, we had no borrowings under this facility.

We can utilize this facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs. The facility contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this facility is described in the “Financial Position” subsection above. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Debt shelf prospectus. We have issued approximately $1.6 billion principal amount of debt securities under our existing shelf prospectus, which expires in January 2011. We may issue up to approximately $1.4 billion of additional debt securities under the prospectus.

Normal course issuer bid (NCIB) renewal. In May 2010, we renewed our NCIB share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange between May 13, 2010 and May 12, 2011. Although we have not repurchased any shares since 2008, we may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2009 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the six months ended June 30, 2010.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to the use of our company’s Reuters Instrument Codes (RIC symbols), which is at a preliminary stage. RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). We have responded to the Commission’s questionnaires and are fully cooperating with the investigation. We do not believe that we have engaged in any anti-competitive activity related to RICs.

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We regularly assess the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by, or litigation with, the relevant taxing authorities.

In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service (IRS) notified us that it would challenge certain positions taken on our tax returns. Since notification, we have held ongoing discussions with the IRS relative to this challenge. We disagree with the IRS position.  Given that this challenge has not been resolved through the IRS administrative appeals process, we intend to initiate action in the United States Tax Court to contest the challenge. While we expect to initiate court action in the fourth quarter of 2010, it is likely to take multiple years to resolve the case. In June 2010, the IRS indicated it will challenge positions taken in our tax returns for the years 2006 and 2007 as well. If the IRS prevailed in all of these challenges, which we believe is unlikely, we estimate that the tax, penalties and interest, net of federal tax relief, relative to the issues subject to these challenges would be approximately $500 million. Because we believe that our positions are supported by the weight of law, we do not believe that the resolution of these matters will have a material adverse effect on our financial statements. We are vigorously defending our positions.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2010 that was first communicated in February and later confirmed in May as part of our first-quarter results.

Based on the current environment in the markets that we serve, we expect our revenues to be flat to slightly down in 2010 due to the impact of negative net sales in 2009. We expect net sales to strengthen throughout 2010.

We expect our underlying operating profit margin to be comparable to 2009 before investments in the major new products and platforms launching this year. These investments are expected to have an impact of approximately 100 basis points.

Our plan to continue our aggressive investment focus to drive growth and capture efficiencies is likely to result in 2010 underlying free cash flow being slightly down on the prior year.

The following table sets forth our outlook, the material assumptions related to our outlook and the material risk factors that may cause actual performance to differ materially from our current expectations.

Our outlook excludes the impact of changes in foreign currency exchange rates.

Outlook	Material assumptions	Material risk factors
Revenues expected to be flat to slightly down in 2010 due to the impact of negative net sales in 2009(1)
—          Positive global GDP growth, led by rapidly developing economies

—          Continued increase in the number of professionals around the world and their demand for high quality information and services

—          Successful execution of new product release programs, globalization strategy and other growth initiatives

—          Customers of our financial and legal businesses may have a slower return to growth than expected, resulting in reduced spending levels

—          Demand for our products and services could be reduced by changes in customer buying patterns or competitive pressures

—          As government stimulus programs unwind, global economic recovery slows or reverts to recession

Underlying operating profit margin in 2010 expected to be comparable to 2009 before investments in major new products and platforms launching this year, which are expected to impact operating profit margin by approximately 100 basis points

—          Revenues expected to be flat to slightly down in 2010

—          Business mix within our Professional division continues to shift to an increasing percentage of software and solutions which have lower profit margins compared to print and CD, transaction and ancillary revenues

—          Investments in new products, global expansion and platform launches intended to drive future growth will continue

—          Realization of expected benefits and savings from our efficiency programs including our integration programs

—          See risk factors above related to revenue outlook

—          Higher margin print and CD-based revenues may decline as a percentage of total revenues more rapidly than expected

—          Lower revenues from higher margin transaction-based businesses and ancillary revenue streams than expected

—          The costs of required investments exceed expectations or actual returns are below expectations

—          See the risk factors below related to integration programs savings

(1)	See the narrative entitled “Revenues” under “Consolidated Results” in the “Results of Operations” section of this management’s discussion and analysis for additional information regarding net sales.

Outlook	Material assumptions	Material risk factors
Underlying free cash flow expected to be slightly down in 2010
—          Revenues expected to be flat to slightly down in 2010

—          Underlying operating profit margin in 2010 expected to be comparable to 2009 (before investment impact of approximately 100 basis points)

—          Continued spending on growth-related investments and capital expenditures
— See risk factors above related to revenue outlook and underlying operating profit margin — Higher capital expenditures and integration programs costs than currently expected
Achieve integration programs run-rate savings of $1.4 billion at in-period expenses of $475 million in 2010	— We will have the ability to execute our integration plan as currently anticipated	— Benefits may not be achieved to the extent, or within the time period, currently expected — The timing and amount of costs incurred in 2010 may vary from current expectations

Additionally, in 2010, we expect that our capital expenditures will represent 8.5% to 9% of our revenues, and that our depreciation and amortization of computer software will represent 8% to 9% of revenues. These assumptions are inherent in our outlook for underlying free cash flow and operating profit margin. We expect interest expense to be $400 to $425 million in 2010, assuming no significant change in our level of indebtedness. We expect our effective tax rate (as a percentage of post-amortization earnings) to be in a range of 20% to 24%, assuming no changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of July 28, 2010, The Woodbridge Company Limited (Woodbridge) beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $360,000 for the year ended December 31, 2009.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $73,000 for the year ended December 31, 2009, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For the six months ended June 30, 2010, these services were valued at approximately $4 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $1 million for the six months ended June 30, 2010.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to Tradeweb New Markets, in which it has a 20% ownership stake. We recognized revenues of approximately $10 million related to these services for the six months ended June 30, 2010.

We have a lease agreement with 3XSQ Associates for a facility located at 3 Times Square in New York, New York, which serves as our corporate headquarters and as a Markets division operating location. 3XSQ Associates, which is an entity owned by Thomson Reuters and Rudin Times Square Associates LLC, was formed to build and operate the 3 Times Square property. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs related to 3XSQ Associates for the six months ended June 30, 2010 were approximately $19 million for rent, taxes and other expenses.

OTHER TRANSACTIONS

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. The acquisition helps expand FindLaw’s product offerings. Mr. Opperman’s son is the CEO of the acquired business and has agreed to stay on with the business until later this year. The board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In February 2005, we entered into a contract with Hewitt Associates Inc. (Hewitt) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2009, we paid Hewitt $8 million for its services. Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Hewitt by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

There were no material events occurring after June 30, 2010 through the date of this management’s discussion and analysis.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2009 annual management’s discussion and analysis, which is contained in our 2009 annual report, as well as note 2 in our interim financial statements for the six months ended June 30, 2010, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2009 annual management’s discussion and analysis, which is contained in our 2009 annual report for additional information. Since the date of our 2009 annual report, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DEPRECIATION AND AMORTIZATION OF COMPUTER SOFTWARE BY SEGMENT

The following table details the total of depreciation and amortization of computer software by segment for the periods presented.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Professional division
Legal	(70)	(65)	(139)	(128)
Tax & Accounting	(24)	(19)	(47)	(38)
Healthcare & Science	(17)	(19)	(35)	(35)
Markets division	(121)	(133)	(284)	(297)
Corporate & Other	(6)	(5)	(12)	(10)
Disposals	-	(1)	-	(3)
Total	(238)	(242)	(517)	(511)

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As we continue to execute on the integration programs launched in 2008 as a result of the Reuters acquisition, we anticipate that certain business information systems will be consolidated and that related workflow processes will be modified and centralized. We expect to complete the integration programs in 2011. There was no change in our internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of July 28, 2010, we had outstanding 831,705,026 common shares, 6,000,000 Series II preference shares, 15,751,413 stock options and 8,145,645 restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2009 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to, statements in the "Outlook" section are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2009 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most direct comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is Useful to Investors	Most Directly Comparable IFRS Measure/ Reconciliation
Revenues from ongoing businesses	Revenues excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Operating profit from ongoing businesses	Operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Operating profit
Underlying operating profit and underlying operating profit margin
Operating profit excluding amortization of other intangible assets, impairment charges, fair value adjustments, integration programs expenses, other operating gains and losses and the results of disposals. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations.	Operating profit and operating profit margin

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is Useful to Investors	Most Directly Comparable IFRS Measure/ Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is Useful to Investors	Most Directly Comparable IFRS Measure/ Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a measure of indebtedness in excess of the current cash available to pay down debt.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.
Total debt (Current indebtedness plus Long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations, dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Underlying free cash flow	Free cash flow excluding one-time cash costs associated with integration programs.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding certain unusual items.
Net cash provided by operating activities

APPENDIX B

QUARTERLY INFORMATION

The following table presents a summary of our consolidated operating results on an IFRS basis for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2010	2009	2010	2009	2009	2008	2009	2008
Revenues	3,140	3,131	3,216	3,293	3,216	3,339	3,357	3,395
Operating profit	321	376	435	475	378	553	346	633
Earnings from continuing operations	134	189	303	323	156	417	176	550
Earnings (loss) from discontinued operations, net of tax	-	4	(6)	2	11	(11)	6	16
Net earnings	134	193	297	325	167	406	182	566
Earnings attributable to common shares	127	190	290	315	162	404	177	560

Dividends declared on preference shares	(1)	(1)	-	-	(1)	(1)	-	(1)

Basic earnings per share
From continuing operations	$0.15	$0.22	$0.36	$0.38	$0.18	$0.50	$0.21	$0.66
From discontinued operations	-	0.01	(0.01)	-	0.01	(0.01)	-	0.02
	$0.15	$0.23	$0.35	$0.38	$0.19	$0.49	$0.21	$0.68
Diluted earnings per share
From continuing operations	$0.15	$0.22	$0.36	$0.38	$0.18	$0.50	$0.21	$0.65
From discontinued operations	-	0.01	(0.01)	-	0.01	(0.01)	-	0.02
	$0.15	$0.23	$0.35	$0.38	$0.19	$0.49	$0.21	$0.67

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Results for all periods presented reflect both the expenses and savings benefits of the integration programs we commenced in 2008 related to the Reuters acquisition.

Our results for the first and second quarters of 2010 reflected the impact of negative net sales in 2009 on our subscription revenues and associated reductions in recoveries revenues although continued improvement in new sales trends contributed to increased revenues sequentially from the first to the second quarter of 2010. Non-subscription and print-related revenues also declined in our Professional division. These factors along with continued investments contributed to lower operating profit. Net earnings were also affected by a $62 million loss associated with our early redemption of debt securities in the first quarter of 2010.

In 2009, our results were adversely affected by the global economic recession including a change in the mix of revenues, as higher-margin print-based and non-subscription revenues decreased, while other lower-margin but higher growth businesses expanded. The strengthening of the U.S. dollar against other major currencies also negatively affected revenues, but had a positive effect on operating profit margins for each of the first three quarters of the year. Foreign currency effects had a favorable impact on revenues and a negligible effect on operating profit margin in the fourth quarter. Operating profit was also adversely affected by unfavorable fair value adjustments associated with foreign currency embedded derivatives. Operating profit in the fourth quarter of 2008 reflected $40 million primarily from the PDR business, which we sold in the third quarter of 2009.